Exhibit (a)(5)(E)

Company Contacts: Frank Tarallo, CFO & Treasurer or Lisa Rassel, Manager of Investor Relations
Phone: 800-998-8479 - 770-271-0233 Website: www.theragenics.com

Theragenics Announces Final Results of
Dutch Auction Tender Offer

BUFORD, Ga. — July 17, 2012 — Theragenics Corporation® (NYSE: TGX), a medical device company serving the surgical products and prostate cancer treatment markets, today announced the final results of its modified “Dutch Auction” tender offer to purchase up to $10 million of its common stock, which expired at 5:00 p.m., New York time, on July 11, 2012.

In accordance with the terms and conditions of the offer, Theragenics has accepted for purchase 4,761,904 shares of its common stock at a purchase price of $2.10 per share, for a total cost of approximately $10 million, excluding fees and expenses related to the tender offer. The 4,761,904 shares accepted for purchase in the tender offer represent approximately 13.7% of Theragenics’ currently outstanding common stock.

Based on the final count by the depositary, a total of 7,077,229 shares of Theragenics’ common stock were tendered properly and not withdrawn properly at or below the final purchase price of $2.10 per share.

After giving effect to the priority purchase of all shares validly tendered by “odd lot” holders, the depositary has informed Theragenics that stockholders who tendered properly and did not withdraw properly shares of common stock in the offer at or below $2.10 per share will have approximately 67% of their tendered shares purchased by Theragenics.

The depositary will promptly issue payment for the shares accepted for purchase in accordance with the terms and conditions of the offer. Shares tendered and not accepted for purchase will be returned promptly to stockholders by the depositary.

As a result of the completion of the offer, Theragenics has approximately 29,968,000 shares outstanding.

Stockholders who have questions may call Georgeson Securities Corporation, the dealer-manager for the offer, at (800) 445-1790, or Georgeson Inc., the information agent for the offer, at (877) 278-4751.

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Statements included in this press release which are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward looking statements are made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including, but not limited to, those described in the Company’s Annual Report on Form 10-K for 2011 and other filings with the Securities and Exchange Commission. Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in such forward-looking statements.